SEC MAIL PROCESSING SECTION
RECEIVED FEB 27 2007
WASH., D.C. 190

SECURIT SSION

07002861

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabe Thornhill 512-472-7171
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 Courtyard West, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel F. Thornhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thornhill Securities, Inc.**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Gabe Thornhill
Signature

President
Title

Vangie C Cerda
Notary Public

VANGIE C CERDA
Notary Public, State of Texas
My Commission Expires
December 09, 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

THORNHILL SECURITIES, INC.

Financial Statements and Supplemental Schedule

December 31, 2006

(With Independent Auditor's Report Thereon)

THORNHILL SECURITIES, INC.

Index to Financial Statements and Supplemental Schedule

December 31, 2006

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Thornhill Securities, Inc.:

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. as of December 31, 2006, and the related statements of operations, shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2007

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	291,356
Securities owned		54,710
Clearing deposit		100,000
Prepaid expenses		21,004
Receivable from broker dealer		4,220
Fixed assets, net		4,308
Total assets	$	475,598

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses		9,022
Accounts payable		2,689
Taxes payable		1,000
Total liabilities		12,711
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding		300
Additional paid in capital		78,290
Retained earnings		384,297
Total shareholders' equity		462,887
Total liabilities and shareholder's equity	$	475,598

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2006

Revenues		
Brokerage revenues	$	874,373
Interest and other		22,025
Total revenues		896,398
Expenses		
Commissions, employee compensation and benefits		606,793
Clearing fees		105,168
Occupancy		47,271
Communications and exchanges		40,573
Depreciation		5,070
Other		76,191
Total expenses		881,066
Income before income tax expenses		15,332
Income tax expenses		8,633
Net income	$	6,699

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.

Statement of Shareholders' Equity

For the Year Ended December 31, 2006

	Comm stok		Additional Pidin	Retained	
	Shares	Amunt	Cajtal	Earning	Total
Balances at January 1, 2005	30,000	$ 300	78,290	377,598	456,188
Net income	-	-	-	6,699	6,699
Balances at December 31, 2006	30,000	$ 300	78,290	384,297	$ 462,887

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	6,699
Adjustments to reconcile net income to net cash used by operating adtivities:		
Depreciation expense		5,070
Changes in assets and liablitlies:		
Securities owned		118,922
Receivable from broker dealer		8,786
Prepaid expenses		(6,711)
Income taxes payable		(23,606)
Accounts payable and accrued expenses		(37,808)
Net cash used by operating activities		71,352
Cash flows from investing activities:		
Purchase of property and equipment		(1,759)
Net cash provided by investing activities		(1,759)
Cash flows from financing activities:		-
Net increase in cash		69,593
Cash and equivalents at beginning of year		221,763
Cash and equivalents at end of year	$	291,356
Supplemental disclosures of cash flow information		
Cash paid for income taxes	$	27,250
Cash paid for interest	$	204

See notes to financial statements and independent auditors' report.

Note 1- Description of Business

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

Income Taxes

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2- Summary of Significant Accounting Policies (continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. The Company had cash balances in excess of federally insured limits of $100,000 at various times during 2006. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Note 3- Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital, aggregate indebtedness and net capital requirements of $429,414, $12,711 and $50,000, respectively. The Company's net capital ratio was .03 to 1.

Note 4- Related Party Transactions

During February 1990, 51% of the outstanding shares of the Company were purchased by its Parent at an amount approximating book value. Its Parent uses the Company for its trading activities. Total commission revenue to the Company generated from trades made from its Parent and its officers totaled $78,488 in 2006.

The Company leases office space and shares a phone system with its Parent. As a result, the Company has allocated a portion of its Parent's occupancy and general and administrative expense based on approximate usage. In 2006, the Company made payments of $60,896. The Company had a payable to the Parent in the amount of $678 at December 31, 2006.

Note 5- 401(k) Plan

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions and are currently matched 50% by the Company up to a maximum of $1,000 per employee. The contributions vest to the employee over a six-year period. The Company made matching contributions of $935 during 2006.

Note 6- Fixed Assets

Fixed assets consisted of the following at December 31, 2006:

Furniture and fixtures	$ 23,972
Equipment and computers	23,805
	47,777
Less: accumulated depreciation	(43,469)
	$ 4,308

Note 7- Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's parent. Rental expense for these leases was $49,539 for the year ended December 31, 2006. Future minimum lease payments in excess of one year at December 31, 2006, are as follows:

2007	$ 26,370
2008	1,260
	$ 27,630

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2006, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement.

Note 8- Office of Supervisory Jurisdiction

In 2004, the Company entered an agreement with a group of brokers to open an Office of Supervisory Jurisdiction ("OSJ") in Houston, Texas. The brokers were independent contractors of the Company. The OSJ operated under the name of the independent contractors and the independent contractors were solely responsible for all expenses of the opening and operating of the OSJ.

Note 8- Office of Supervisory Jurisdiction (continued)

The independent contractors paid the Company 20% of the gross commission income generated from the OSJ monthly and the Company billed the independent contractors' costs and expenses incurred at the Austin office in connection with the establishment and operating of the OSJ. Payments were made by the Company deducting them from the OSJ's commission account. During 2006, the Company made broker commission payments of $188,701 to employees of the OSJ. The agreement with the OSJ was terminated in July 2006.

Note 9 – Income Taxes

Federal and state income tax expense for the year ending December 31, 2006 totaled $8,633 as follows:

Federal income tax	$	4,815
State income tax		3,818
Total income tax expense	$	8,633

There were no significant temporary differences that give rise to deferred tax assets or liabilities as of December 31, 2006.

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended December 31, 2006 is as follows:

Tax at Federal Statutory rate of 34%	$	5,213
Permanent difference- Meals		192
Permanent difference- life insurance premium		1,795
Rate differential and other items		(1,087)
State income tax, net of Federal benefit		2,520
Income tax expense	$	8,633

Shedule I

THORNHILL SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Total shareholders' equity qualified for net capital	$	462,887
Deductions and/or charges		
Non-allowable assets and related liabilities:		
Prepaid expenses		(21,004)
Fixed assets, net		(4,307)
Total deductions and/or charges		(25,311)
Net capital before haircuts on securities		437,576
Less:		
Haircuts on securities		250
Money market funds		7,912
Total net capital	$	429,414
Aggregate indebtedness		
Taxes payable	$	1,000
Accounts payable and accrued expenses		11,711
Total aggregate indebtedness	$	12,711
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	379,414
Ratio of aggregate indebtedness to net capital		.03 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as reported by Thornhill Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Shareholders of Thornhill Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Thornhill Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2007

END